Filed Pursuant to Rule 433

Registration File No. 333-297906

Free Writing Prospectus

Warrant Distribution FAQ - Supplement #3

On October 13, 2026, Skydance Corporation (f/k/a Paramount Skydance Corporation) (the “Company”) completed its previously announced distribution of warrants to certain holders of its Class B common stock, par value $0.001 per share (the “Class B Common Stock”). On September 25, 2026, the Company published an initial set of questions and answers (the “Initial FAQs”) related to such warrant distribution. On October 2, 2026, and October 9, 2026, respectively, the Company published Supplement #1 (“Supplement #1”) and Supplement #2 (“Supplement #2”) to the Initial FAQs. To the extent information in these supplemental questions and answers (“Supplement #3”), is different from the Initial FAQs, Supplement #1 or Supplement #2, this Supplement #3 supersedes the Initial FAQs, Supplement #1 and Supplement #2. Capitalized terms used but not otherwise defined in this Supplement #3 have the respective meanings ascribed to them in the Initial FAQs, Supplement #1 and Supplement #2, as applicable.

Will the New York Stock Exchange (the “NYSE”) adjust the official closing price of our Class B Common Stock on October 13, 2026, in advance of the ex-dividend trading date on October 14, 2026, to account for the “when issued” trading price of the warrants on October 13, 2026?

Yes. In connection with the ex-dividend date on October 14, 2026, the NYSE disclosed that it will adjust the official closing price of our Class B Common Stock (NYSE: SKYD) on October 13, 2026, by an amount determined by reference to the official closing price of the warrants (NYSE: SKYD WS) on October 13, 2026. As a result, the NYSE publicly announced after market close on October 13, 2026, that it will adjust the official closing price of our Class B Common Stock downward by $0.19368 (from approximately $9.27 to approximately $9.07) based on the official closing price of the warrants of $2.20, which announcement is available at the following link: https://www.nyse.com/trader-update/history#110000960892. We understand this adjustment was determined based on the official closing price of the warrants on October 13, 2026, pro rata for the percentage that the approximately 471 million shares of Class B Common Stock that were entitled to receive a warrant represents of a fully-diluted share count.

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The issuance of the warrants and the issuance of the shares of Class B Common Stock upon exercise of the warrants has been registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form S-3 and a related prospectus as supplemented by a related prospectus supplement. A Form 8-A registration statement and the prospectus supplement describing the terms of the warrants was also filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Holders should read the prospectus supplement carefully, including the Risk Factors section included and incorporated by reference therein.

This FAQ shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.